Blue Spa Incorporated
26/F Building A, Times Plaza
20 Zongfu Road
Chengdu 610016, China

VIA EDGAR

December 15, 2011

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC
20549-4631

Attention:  Edward M. Kelly

Dear Mr. Kelly:

Re:	Blue Spa Incorporated (the “Company”)
Pre-effective Amendments No. 4 and No. 5 to Registration Statement on Form S-1
Filed: November 23, 2011
File No. 333-169331

Further to your comment letter dated November 30, 2011, enclosed for filing are copies each of the following documents:

1.	Form S-1/A – 3rd Amendment (in triplicate);
2.	redlined Form S-1/A (in triplicate); and
3.	this comment letter (in duplicate).

The following are the responses to those comments.  For convenience, the number of each response refers to the number of the comment in your letter.

Prospectus Cover Page

1.	The requested disclosure has been added. See the Prospectus cover page on page 3 and “Plan of Distribution” on page 13 of both the Form S-1/A and the EDGAR file.

Risk Factors, page 7

2.	The requested revisions have been made. See “Risk Factor #18” on page 10 of both the Form S-1/A and the EDGAR file.

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Plan of Distribution, page 13

3.	The requested disclosure has been revised. See “Plan of Distribution” on page 13 of both the Form S-1/A and the EDGAR file.

Market for Common Equity and Related Stockholder Matters, page 24

Rule 144, page 25

4.	The required information has previously been disclosed. See “Market Information” and “Rule 144” on page 25 of both the Form S-1/A and the EDGAR file.

Report of Independent Registered Public Accounting Firm, page 27

5.	The audit report has been amended as requested. See “Report of Independent Registered Public Accounting Firm” on page F-1 of both the Form S-1/A and the EDGAR file.

Unaudited Interim Statement of Cash Flows, page 44

6.
The requested amendment has been made.  See “Statement of Cash Flows” on pages F-5 and F2-4 of both the Form S-1/A and the EDGAR file and “Management Discussion and Analysis of Financial Condition” on pages 52-53 of both the Form S-1/A and the EDGAR file.

Exhibit 23.1

7.	As requested, the updated consent from the Company’s independent accountant is included. See Exhibit 23.1 on page 64 of both the Form S-1/A and the EDGAR file.

I trust the above to be satisfactory.  If you have any questions or require anything further please give me a call.

Sincerely,

Blue Spa Incorporated

Per:  /s/ Law Yua Yua

Law Yua Yua
Director, President (Chief Executive Officer),
Principal Financial Officer, and
Principal Accounting Officer

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